Exhibit 99.1

Order for 113 Volvo City Buses in the Netherlands

STOCKHOLM, Sweden--(BUSINESS WIRE)--April 2, 2007--Volvo Buses (NASDAQ:VOLV) (STO:VOLVA) (STO:VOLVB) has received an order for 113 low-emission city buses from Volvo's international customer Veolia, with presence in different area's in the Netherlands.

The order for 113 buses is the largest single order so far for Volvo Buses in the Netherlands. The entire order comprises Volvo's city bus model, the Volvo

The buses are equipped with Volvo's new 9-liter diesel engine with the SCR technology, which gives the buses lower emissions and lower fuel consumption then before.

Veolia has chosen for Volvo again based on their good experiences, the attractive life-cycle costs and the flexible delivery possibilities. The ordered buses will be used in the Brabant province in southern Netherlands. Production of the buses will take place in Volvo's plant in Poland and deliveries will be made during the fourth quarter of 2007.

Download picture:
http://imagebank.vbc.volvo.se/asset_server/asset_details.asp?idasset=3600 (There are underbars in this address, between the words asset & server and between asset & details). (Due to the length of this URL, it may be necessary to copy and paste this hyperlink into your Internet browser's URL address field.)

Caption for picture: The buses shown are Volvo 7700s from an earlier order to Veolia in the Netherlands. This ordered comprised 39 buses, which were delivered in December 2006.

Volvo Bus Corporation is the world's second-largest manufacturer of large buses and coaches. The range comprises complete vehicles, chassis, bus bodies, transport system solutions for metropolitan traffic, leasing, financing and service contract maintenance. Volvo Bus Corporation is part of the Volvo Group, one of the world's leading manufacturers of trucks, buses and construction equipment, drive systems for marine and industrial applications, aerospace components and services. The Group also provides complete solutions for financing and service.

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CONTACT: Volvo Buses Benelux
Erland Morelissen, Manager , +31 651 562 213
or
Per-Martin Johansson, Press Officer, +46 31 322 52 00
per-martin.johansson@volvo.com